JOSEPH I. EMAS

ATTORNEY AT LAW

1224 Washington Avenue

Miami Beach, Florida 33139

(305) 531-1174

May 17, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Division of Corporate Finance

Washington, D.C. 20549

Attn:  Ryan Rohn

Re:

Andean Development Corporation (the “Company”)

Form 8-K/A filed on April 28, 2005

File No. 000-28806

Dear Mr. Rohn:

Thank you for your comment on the Company’s Form 8-K/A filed on April 28, 2005

1.

Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statement for either of the last two years contained an adverse opinion or a disclaimer opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qua1ification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.

We have noted this comment and have revised the Form 8-K/A to reflect the requisite disclosure.

2.

The disclosure shou1d also state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of registration, declination or dismissal there were any disagreements with the former accountants on any matter, accounting principals or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide specific disclosures required by Item 304(1)(iv) and (v) of   Regulation SX.

We have noted this comment and have revised the Form 8-K/A to reflect the requisite disclosure.

3.  In making any disclosures about consultations with your accountants, please ensure you disclose any consultations up though the date of engagement (actual date). Refer to Regulation S-K Item 304 (a)(2),

We have noted this comment and have had no consultations up though the date of engagement (actual date) and accordingly, have not included this disclosure.

4.

To the extent you make changes to this Form 8-K to comply with our comments.  Please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We have noted this comment and have revised the Form 8-K/A to reflect the requisite disclosure.

The Company hereby acknowledges:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joseph I. Emas

Joseph I. Emas

For the Company